Exhibit 99.1

ͣ NASDAQ ͵ GMM ͤ December 2023 GLOBAL MOFY METAVERSE LIMITED

Disclaimer This presentation has been prepared by Global Mofy Metaverse Limited (the "Company") and is intended solely for investors that are Qualified Institutional Buyers as defined in Rule 144 A of the U . S . Securities Act of 1933 , as amended (the "Securities Act") and Institutional Accredited Investors as defined in Rule 501 (a)(1) (a)(2), (a)(3), (a)(7), (a)(8), (a)(9), (a)(12) and (a)(13)) . Any investment or investment activity to which this presentation relates is or will be available only to, and may be engaged in only with Qualified Institutional Buyers and Institutional Accredited Investors . For the purpose of this notice, the "Presentation" shall mean and include the slides that follow, any oral presentation of the slides by members of management of the Company or any person on their behalf, any question - and - answer session that follows such presentation, and hard copies of this document and any accompanying materials distributed at, or in connection with, such presentation . By attending the meeting where the presentation is made, or by reading the presentation slides, you will be deemed to have read and accepted the limitations and disclaims herein and acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this presentation . This presentation is preliminary in nature and solely for information and discussion purposes and must not be relied upon for any other purposes . This presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase securities of the Company . NO such offering or securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act or an exemption therefrom . The contents of this presentation have not been reviewed by any regulatory authority in any jurisdiction . The Company, its management, advisors, representatives and their respective affiliates expressly disclaim any liability whatsoever for any loss howsoever arising from any information presented or contained in this presentation, or from any opinion expressed by the presenters . You must make your own assessment of the relevance, accuracy and adequacy of the information contained in this presentation and must make such independent investigation as you may consider necessary or appropriate as to the merit and suitability of an investment in the securities of the Company, including without limitation by obtaining independent legal ,tax, accounting, financial, credit and other related advice prior to making any such investment . This presentation does not purport to contain all of the information that may be required to evaluate an investment in the securities of the Company and should not be relied upon to form the basis of, nor be relied on in connection with, any commitment or investment decision whatsoever . This presentation is intended to present background information about the Company, its subsidiaries, their business and the industry in which they operate and is not intended to provide complete disclosure . This presentation includes statements that are forward - looking statements . These forward - looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs . Investors can identify these forward - looking statements by words or phrases such as "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "we believe," "we intend," "may," "should," "will," "could" and similar expressions . The Company undertakes no obligation to update or revise publicly any forward - looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law . Although the Company believes that the expectations expressed in these forward - looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the U . S . Securities and Exchange Commission .

Oct 12, 2023 Initial Public Offering Completed on NASDAQ Capital Market/GMM Listing/Ticker $11.35 Trading Price (Dec 14 2023) 27,166,155 Shares Outstanding 49.58% Insider Holding Ortoli Rosenstadt LLP US Legal Counsel Marcum Asia CPAs LLP US Auditor GLOBAL MOFY METAVERSE LIMITED

COMPANY OVERVIEW December 2023

AIMING TO BECOME CHINA’S LARGEST DIGITAL ASSET BANK COMPANY OVERVIEW We are a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry . We own cutting - edge three - dimensional (“3D”) rebuilt technology and artificial intelligence (“AI”) interactive technology, we are able to create 3D high definition virtual version of a wide range of physical world objects such as human, animal and scenes which can be used in different applications. According to the industry datasheet generated by Frost & Sullivan, we are Leading digital asset banks in China , which consists of more than 7,000 high precision 3D Digital Asset. Note: High precision means 4K (4096*2160) resolution of movie precision.

环球墨非

OUR AWARDS AND HONORS

COMPANY OVERVIEW

Global Mofy has been elected:

"Member unit of the Industrial Metaverse Collaborative Development Organization of the Ministry of Industry and Information Technology"

"Deputy Director Unit of the Metaverse Professional Committee of Beijing Big Data Association"

"Vice President Unit of Shaanxi Digital Economy Development Association"

National high-tech enterprise certification, Zhongguancun high-tech enterprise certification, 3A corporate credit certificate, and Daxing Airport Zone International Data Cooperation Compliance Coding and Registration Certificate.

Global Mofy has been awarded:

"China Concept Stocks with the Most Investment Value" (Zhitong Finance);

WISE 2022 New Economy King Yuan Universe' s New Business Formats TOP30 (36 Krypton);

"2021 Virtual Digital Human Enterprise Ranking TOP50" (Internet Weekly);

"14th Five-Year Plan" Technology (Technology) Innovation Influential Brand, Innovative China 2020 Science and Technology (Technology) Innovation Demonstration Unit (Chinese Scientists Forum);

"Most Development Potential Award" (Joint Enterprise Ceremony)...



高新技术企业





中关村高新技术企业





副会长单位



会员单位

BUSINESS MODEL

COMPANY OVERVIEW

环球墨非

The Physical World

Utilizing our proprietary **MOFY LAB** technology platform， we are able to create 3D high definition virtual version of a wide range of physical world objects such as human, animal and scenes which can be used in different applications.

3D Digital Model

High Precision 3D Digital Assets

MOFY LAB provide a **one-stop**, low barrier, low-cost solution to assist metaverse companies in creating high quality virtual content.

Virtual Technology Service

high-quality，cost-effectively，highly differentiated

Provide services for visual effect design, content development, production and integration based on customers' specific needs.

Ultilized in: movies, TV series, animation advertisements, games and other fields.

3D Digital Asset Development

Rapid deployment and integration of 3D digital assets

Based on a massive digital asset library, it provides three-dimensional models of characters, scenes, props, objects, etc.

Suitable for: movies, TV series, AR/VR, animation, advertising, games and other scenes

Digital Marketing

Integrated digital marketing services, omni-channel delivery

Provide advertising production and promotion services including: content planning, technical services, content production, etc.

COMPANY OVERVIEW MOFY LAB Based on advancing digital low - code, zero - code, Data insights to achieve asset reuse and instant recall. Relying on virtual engine massive polygon editing and global illumination algorithm technology Targeted batch development of all - factor assets that can be directly placed Use self - optimized 3D structured omni - directional scanning method combine with advanced computer graphic technology to transfer the characters, objects and scenarios of the real world into 3D digital assets precisely and cost effectively. The R&D team consists of 17 full - time employees with extensive industry experience, and our company currently own 35 independent software copyrights. OUR TECHNOLOGY

INDUSTRY OVERVIEW December 2023

MARKET SCENARIO S o u r ce ͵ PwC INDUSTRY OVERVIEW Analysis Group reports that the development of the Metaverse will promote the growth of the global digital economy, and its contribution to global GDP in the next decade to 2031 can reach US$3 trillion. Global metaverse size will grow at the CAGR of 36% , to reach RMB 3073.4 billion (approximately US$ 473 billion) in 2025. Market size of metaverse in China reached RMB 73.8 billion (approximately US$ 11.35 billion) in 2020 and will reach RMB 316.1 billion (approximately US$ 48.6 billion) by 2025.

BUSINESS OVERVIEW December 2023

VIRTUAL TECHNOLOGY SERVICE Virtual Technology Service D e li v e r ed h i g h - qu ality and well - known film and television projects; As well as advertising, digital cultural tourism, VR/AR projects; high - quality, high - efficiency, and cost - effective BUSINESS OVERVIEW

3D DIGITAL ASSET DEVELOPMENT Rapid deployment and integration 3D Digital Asset Development Has categories such as characters, scenes, props, creatures, animals, etc. 7000+ high - precision 3D models Covering nature, science fiction, modern, architecture, ancient times and other fields BUSINESS OVERVIEW

DIGITAL MARKETING omni - channel delivery Digital Marketing Relying on video content development + intelligent distribution model. Provide more accurate digital marketing services with higher conversion rates for clients including L’Oreal, Pepsi Co , etc. BUSINESS OVERVIEW

GROWTH STRATEGIES December 2023

FURTHER EXPAND OUR OPERATION

环球墨非

GROWTH STRATEGIES

Diversity of business scenarios

Continuous Empowerment

Deeply engaged in the six major areas of the digital entertainment industry: film and television, advertising, digital cultural tourism, games, animation, and XR, providing high-quality virtual technology services

Application Scenarios

Continue to explore application scenarios of digital assets in multiple fields

Advancement in Technology

Explore the practical application of AI intelligent interaction technology in digital asset development, management, operation, etc.

Continuous Expansion

Exploring overseas (North American) markets and promoting vocational education, cooperation Zhejiang "Liangshan" Future Science and Technology City Headquarters Officially Opened.

Research& Development

Business Relationships

环球墨非

Expand Underlying Areas

Bolt-On Acquisitions



The sustainability of digital assets

Promote Cross-integration

Digital assets as the core,
Promote the cross-integrated development,
Business scenarios can be extended to important fields, such as: biomedicine, spatial information, energy conservation and environmental protection.

Establish Productivity Synergy

Improve independent innovation capabilities,
Promote the development of information process and information result visualization,
Realize rapid resource optimization, allocation, and regeneration

December 2023 INVESTMENT HIGHLIGHTS

Stable and extensive customer base Covering six major areas of digital entertainment industry: film and television, advertising, digital cultural tourism, games, animation, and XR Continuous R&D and high conversion rate Processed, systematic, and mature production logic enables high - quality, high - efficiency, and cost - effective production. Attractive financial profile with visible path to profitability High - margin 3D digital asset business has become main business direction, with revenue and gross profit margin continuing to rise. Increasing market demand for high quality product During construction period of the Metaverse, 3D digital assets serve as infrastructure with both depth and breadth. Visionary founder with experienced management team As serial entrepreneurs, the founders retain the acumen for industry exploration; the management team has more than ten years of rich industry and management experience. INVESTMENT HIGHLIGHTS

FINANCIAL HIGHLIGHTS December 2023

FINANCIAL DATA FINANCIALS Note: 1 Please see offering documents for further risks and disclosure. There is no guarantee that any specific outcome will be achieved. 2 Company’s half year ends on March 31 st , fiscal year ends on September 30 th . Revenue by Business Segments Half Year Ended 03/22 Half Y ear Ended 03/23

FINANCIAL DATA FINANCIALS Note: 1 Please see offering documents for further risks and disclosure. There is no guarantee that any specific outcome will be achieved. 2 Company’s half year ends on March 31 st , fiscal year ends on September 30 th .

THANK YOU ͣ NASDAQ ͵ GMM ͤ December 2023 Company Global Mofy Metaverse Limited Email: ir@mof - vfx.com Phone: +86 010 - 53385596